SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2011 – June 30, 2011) filed with the Tokyo Stock Exchange on Tuesday July 26, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 26, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2011 – June 30, 2011

July 26, 2011

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 80.73 to $1.00, the approximate exchange rate prevailing at June 30, 2011.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

Consolidated Financial Results from April 1, 2011 to June 30, 2011

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights for the Three Months Ended June 30, 2011 and 2010, and the Year Ended March 31, 2011

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change
June 30, 2011	243,855	6.2%	33,106	48.6%	39,185	60.0%	23,653	43.8%
June 30, 2010	229,547	0.8%	22,280	3.1%	24,494	109.2%	16,450	128.7%

“Comprehensive Income (Loss) Attributable to ORIX Corporation” was ¥17,230 million for the three months ended June 30, 2011 (year-on-year change was a 739.7% increase) and ¥2,052 million for the three months ended June 30, 2010 (year-on-year change was an 85.1% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2011	220.03	183.67
June 30, 2010	153.05	129.27

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2011	8,420,141	1,369,304	1,327,983	15.8%
March 31, 2011	8,581,582	1,341,028	1,319,341	15.4%

2. Dividends for the Year Ended March 31, 2011 (Unaudited)

Dividends Per Share
March 31, 2011	80.00

3. Forecasts for the Year Ending March 31, 2012 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2012	980,000	1.1%	77,500	15.2%	720.94

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury stock, was 110,248,646 as of June 30, 2011, and 110,245,846 as of March 31, 2011.

2. The number of treasury stock was 2,747,382 as of June 30, 2011, and 2,747,344 as of March 31, 2011.

3. The average number of shares was 107,499,188 for the three months ended June 30, 2011, and 107,485,133 for the three months ended June 30, 2010.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended June 30, 2011

		Fiscal period ended June 30, 2010	Fiscal period ended June 30, 2011	Change	Year on Year Change
Total Revenues	(millions of yen)	229,547	243,855	14,308	6%
Income Before Income Taxes	(millions of yen)	24,494	39,185	14,691	60%
Net Income Attributable to ORIX Corporation	(millions of yen)	16,450	23,653	7,203	44%
Earnings Per Share
(Basic)	(yen)	153.05	220.03	66.98	44%
(Diluted)	(yen)	129.27	183.67	54.40	42%
ROE (Annualized)*	(%)	5.1	7.1	2.0	—
ROA (Annualized)*	(%)	0.80	1.11	0.31	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	ROA is the ratio of Net Income Attributable to ORIX Corporation for the period to average Total Assets.

Economic Environment

The global economy continues to show moderate recovery. However, the pace has slowed due in part to delayed economic recovery and fiscal concerns in advanced economies and tightened monetary policies in Asian nations.

In the United States, housing investment and employment statistics remain weak, giving rise to a sense of slowdown among a weakening business sentiment in the corporate sector and an end to quantitative easing.

In Europe, central countries such as Germany are recovering. However, a strong feeling of uncertainty remains as concerns about the fiscal stability of surrounding countries linger. Despite Greece managing to temporarily overcome a fiscal crisis with the approval of fiscal austerity measures, the issue has yet to be resolved.

Emerging economies in Asia continue to experience stable growth, yet the specter of inflation remains simmering beneath the surface. The central banks of each country are tightening monetary policy to match the pace of growth, and a slight slowdown in growth is anticipated as a result.

The Japanese economy continues to tread water despite recovery from effects of the Great East Japan Earthquake (hereinafter “the earthquake”). There continues to be political confusion and concern about a backlog of legislation. However, the supply chain and corporate activities are recovering.

Overview of Business Performance (April 1, 2011 to June 30, 2011)

Revenues for the three-month period ended June 30, 2011 (hereinafter “the first consolidated period”) increased 6% to

¥243,855 million compared to ¥229,547 million during the same period of the previous fiscal year. Interest on loans and investment securities decreased compared to the same period of the previous fiscal year in line with a decrease in the average balance of installment loans. However, compared to the previous fiscal year, operating lease revenues increased mainly due to an increase in sales of automobiles in the Maintenance Leasing segment and an increase in aircraft operating lease revenues in the Overseas Business segment, and real estate sales increased due to an increase in the number of condominiums delivered.

Total expenses increased 2% to ¥210,749 million compared to ¥207,267 million during the same period of the previous fiscal year. As mentioned above, costs of real estate sales increased due to an increase in the number of units delivered. However, both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the same period of the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of non-performing loans, respectively. In addition, write-downs of securities decreased mainly due to the absence of write-downs recorded for non-marketable securities during the same period of the previous fiscal year.

Equity in net income of affiliates increased compared to the same period of the previous fiscal year primarily due to increased profits from a domestic equity-method affiliate.

As a result of the foregoing, income before income taxes and discontinued operations increased 60% to ¥39,185 million compared to ¥24,494 million during the same period of the previous year, and net income attributable to ORIX Corporation rose 44% to ¥23,653 million from ¥16,450 million during the same period of the previous fiscal year.

Segment Information

All segments were profitable during the first consolidated period and segment profit increased compared to the same period of the previous fiscal year for all segments except the Real Estate segment, for which profits were flat year on year.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues increased 4% to ¥24,964 million compared to ¥23,946 million during the same period of the previous fiscal year due to robust direct financing lease revenues and increased revenues from environment-related businesses, despite being partially offset by a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of selective new loan executions continuing from the previous fiscal year.

Segment expenses were flat compared to the same period of the previous fiscal year, resulting from decreases in expenses such as interest expense and provision for doubtful receivables and probable loan losses offsetting increases in expenses in the environment-related business. Provision for doubtful receivables and probable loan losses have decreased due to economic recovery of corporate production activities and gradual improvement in the real estate market in addition to the limited impact of the earthquake.

As a result, segment profits increased 83% to ¥3,136 million compared to ¥1,713 million during the same period of the previous fiscal year.

Segment assets decreased 7% compared to March 31, 2011 to ¥937,197 million due to a decline in the balance of direct financing leases and installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and

IT-related equipment.

Despite limited recovery of domestic capital expenditure and an otherwise bleak business environment outlook, Maintenance Leasing segment revenues have remained stable due to the ability to provide customers with high value-added services while meeting corporate customers’ cost reduction needs.

Segment revenues remained robust, increasing 2% to ¥57,779 million compared to ¥56,777 million during the same period of the previous fiscal year due to solid revenues from operating leases including the sales of used automobiles despite a decrease in the average balance of investment in direct financing leases compared to the same period of the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from decreases in interest expense and provision for doubtful receivables and probable loan losses.

As a result, segment profits increased 19% to ¥8,036 million compared to ¥6,753 million during the same period of the previous fiscal year.

Segment assets remained flat compared to March 31, 2011 at ¥509,514 million as a result of stable trends in operating lease assets and direct financing lease investment.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings; condominium development and sales; hotel, golf course and training facility operation; senior housing development and management; REIT asset management; real estate investment and advisory services and real estate finance.

A post-earthquake drop in sales was feared in the residential condominium market, but a calm is returning to the market as evidenced by contract completion rates surpassing the key benchmark level of 70% in the Tokyo and Osaka metropolitan areas. Under these conditions, the number of condominiums delivered increased to 343 units compared to 118 units during the same period of the previous fiscal year.

The office building market was negatively affected by the earthquake, and is still in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to consider the acquisition of new properties. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales.

The real estate operating business, which consists of various businesses such as hotels, Japanese inns, golf courses and training facilities, has stable revenues despite a small portion of facilities having halted operation due to the earthquake.

Segment revenues increased 4% to ¥50,084 million compared to ¥47,941 million during the same period of the previous fiscal year due to increased operating lease revenue from an increase in buildings under operation and an increase in the number of condominiums delivered, offset by a decrease in gains on sales of real estate under operating leases compared to the same period of the previous fiscal year.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in the costs of real estate sales resulting from an increase in the number of condominiums delivered offsetting decreases in write-downs of securities and interest expense.

As a result, segment profits were flat compared to the same period of the previous fiscal year at ¥1,121 million.

Segment assets decreased 2% compared to March 31, 2011 to ¥1,512,306 million due to decreases in installment loans and investment in securities.

Investment Banking Segment

This segment consists of loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage.

The domestic IPO market has been stagnant since the Lehman Shock, but there continues to be steady corporate realignment activities such as mergers, acquisitions and de-listings.

Segment revenues decreased 51% to ¥9,032 million compared to ¥18,368 million during the same period of the previous fiscal year in line with decreased revenues as a result of the sale of consolidated subsidiaries and large collections in the servicing business recorded in the first consolidated period of the previous fiscal year although collections and fee revenues remained robust excluding such one-off events.

Similarly, segment expenses decreased compared to the same period of the previous fiscal year due to the effects of the sale of a consolidated subsidiary during the previous fiscal year in addition to decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

Segment profits increased 48% to ¥5,085 million compared to ¥3,442 million during the same period of the previous fiscal year due to the foregoing in addition to increased profits from equity-method affiliates.

Segment assets remained flat compared to March 31, 2011 at ¥467,938 million.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

In the life insurance business, insurance-related investment income improved compared to the same period of the previous fiscal year and insurance-related gains and increases in the number of policies in force for new products grew steadily.

Both corporate lending and individual home loans steadily increased in the banking business, and both revenues and profits increased.

As a result of the foregoing, segment revenues increased 12% to ¥39,797 million compared to ¥35,582 million during the same period of the previous fiscal year. Likewise, segment profits increased 22% to ¥9,867 million compared to ¥8,105 million during the same period of the previous fiscal year despite an increase in segment expenses.

Segment assets remained flat compared to March 31, 2011 at ¥1,652,210 due to an increase in installment loans being offset by decreases in investment in securities and investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The moderate recovery experienced in the United States may be slowing down as housing investment and employment data continue to raise concern and quantitative easing measures are concluded. Meanwhile, there is the possibility of a short-term adjustment phase as steps are taken to tighten monetary policy in Asia, which is continuing to see strong economic performance, in response to concerns of inflation.

Segment revenues increased 16% to ¥50,060 million compared to ¥43,123 million during the same period of the previous fiscal year due to aircraft operating leases and revenue contributions from Red Capital (a loan servicing company) and Mariner Investment (a fund management company) in the United States as well as gains on investment securities in the United States.

Regarding segment expenses, costs of operating leases, interest expense and selling, general and administrative expenses increased.

As a result, segment profits increased 30% to ¥14,851 million compared to ¥11,435 million during the same period of the previous fiscal year.

Segment assets have remained flat compared to March 31, 2011 at ¥961,493 million due to the effects of the appreciated yen and sales of municipal bonds and loans in the United States, offsetting increases from new investments in a water business company in China and a life insurance company in South Korea.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal Year Ended March 31, 2011	Fiscal Period Ended June 30, 2011	Change	Year on Year Change
Total Assets	(millions of yen)	8,581,582	8,420,141	(161,441)	(2%)
(Segment Assets)		6,142,818	6,040,658	(102,160)	(2%)
Total Liabilities	(millions of yen)	7,206,652	7,016,711	(189,941)	(3%)
(Long- and Short-term Debt)		5,009,901	4,888,732	(121,169)	(2%)
(Deposits)		1,065,175	1,024,457	(40,718)	(4%)
Shareholders’ Equity*	(millions of yen)	1,319,341	1,327,983	8,642	1%

Note 3: Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity.

Total assets decreased 2% to ¥8,420,141 million from ¥8,581,582 million on March 31, 2011. Investment in operating leases increased due to the completion of large properties under operating leases. However, installment loans decreased as a result of selective new loan executions continuing from the previous fiscal year. Also, investment in securities decreased due to a decrease in specified bonds in Japan which offset increases resulting from new transactions overseas. Segment assets decreased 2% compared to March 31, 2011 to ¥6,040,658 million.

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long- and short-term debt and deposits decreased compared to March 31, 2011.

Shareholders’ equity increased 1% compared to March 31, 2011 to ¥1,327,983 million primarily due to an increase in retained earnings.

(3) Qualitative Information Regarding Forecasts for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2012

Based on the operating environment described above, ORIX forecasts total revenues of ¥980,000 million (up 1% year on year) and net income attributable to ORIX Corporation of ¥77,500 million (up 15% year on year) for the fiscal year ending March 31, 2012.

The Corporate Financial Services segment is aiming to further accelerate the “Finance + Services” strategy.

Maintenance Leasing segment revenues are forecasted to be stable through the expansion of high value-added services.

The Real Estate segment is seeking to strengthen its stable revenue base by continuous asset turnover, joint investments with overseas investors and promotion of its real estate-related asset management business.

The Investment Banking segment aims for stable revenues through business expansion capitalizing on loan servicing expertise and promotion of equity investments.

Retail segment forecasts profit contributions with the expansion of the life insurance and banking businesses.

The Overseas Business segment aims to expand stable revenues centered around subsidiaries added to the Group during the previous fiscal year in the United States. In addition, it will embrace growth in developing economies, particularly Asia, while capitalizing on the network and operating base that it has established over the years.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company and are based on assumptions deemed rational by the Company, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors that could cause these figures to differ materially include, but are not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 24, 2011.

(1) Condensed Consolidated Balance Sheets

(As of June 30, 2011 and March 31, 2011)

(Unaudited)

		(millions of yen, millions of US$)

Assets	March 31, 2011	June 30, 2011	U.S. dollars June 30, 2011

Cash and Cash Equivalents	732,127	694,774	8,606
Restricted Cash	118,065	121,265	1,502
Time Deposits	5,148	1,605	20
Investment in Direct Financing Leases	830,853	822,235	10,185
Installment Loans	2,983,164	2,864,767	35,486
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(154,150)	(146,903)	(1,820)
Investment in Operating Leases	1,270,295	1,326,117	16,427
Investment in Securities	1,175,381	1,163,810	14,416
Other Operating Assets	235,430	237,004	2,936
Investment in Affiliates	373,376	367,346	4,550
Other Receivables	182,013	174,631	2,163
Inventories	108,410	102,150	1,265
Prepaid Expenses	44,551	50,900	630
Office Facilities	102,403	115,558	1,431
Other Assets	574,516	524,882	6,503

Total Assets	8,581,582	8,420,141	104,300

Liabilities and Equity

Short-Term Debt	478,633	433,613	5,371
Deposits	1,065,175	1,024,457	12,690
Trade Notes, Accounts Payable and Other Liabilities	304,354	305,170	3,780
Accrued Expenses	118,359	97,086	1,203
Policy Liabilities	398,265	395,383	4,897
Current and Deferred Income Taxes	182,501	173,814	2,153
Security Deposits	128,097	132,069	1,636
Long-Term Debt	4,531,268	4,455,119	55,185

Total Liabilities	7,206,652	7,016,711	86,915

Redeemable Noncontrolling Interests	33,902	34,126	423

Commitments and Contingent Liabilities

Common Stock	143,995	144,005	1,784
Additional Paid-in Capital	179,137	179,193	2,220
Retained Earnings	1,141,559	1,156,559	14,326
Accumulated Other Comprehensive Income (Loss)	(96,180)	(102,603)	(1,271)
Treasury Stock, at Cost	(49,170)	(49,171)	(609)

Total ORIX Corporation Shareholders’ Equity	1,319,341	1,327,983	16,450

Noncontrolling Interests	21,687	41,321	512

Total Equity	1,341,028	1,369,304	16,962

Total Liabilities and Equity	8,581,582	8,420,141	104,300

	March 31, 2011	June 30, 2011	U.S. dollars June 30, 2011
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	11,503	11,457	142
Defined benefit pension plans	(11,098)	(10,932)	(135)
Foreign currency translation adjustments	(95,574)	(101,386)	(1,256)
Net unrealized gains (losses) on derivative instruments	(1,011)	(1,742)	(22)

	(96,180)	(102,603)	(1,271)

(2) Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2010 and 2011)

(Unaudited)

				(millions of yen, millions of US$)

	Three Months ended June 30, 2010	Period -over- period (%)	Three Months ended June 30, 2011	Period -over- period (%)	U.S. dollars Three Months ended June 30, 2011
Total Revenues :	229,547	101	243,855	106	3,021

Direct financing leases	12,302	92	12,697	103	157
Operating leases	67,191	100	73,526	109	911
Interest on loans and investment securities	44,562	106	37,302	84	462
Brokerage commissions and net gains on investment securities	5,074	67	7,249	143	90
Life insurance premiums and related investment income	27,722	106	31,197	113	386
Real estate sales	5,672	55	11,003	194	136
Gains on sales of real estate under operating leases	110	23	165	150	2
Other operating revenues	66,914	110	70,716	106	877

Total Expenses :	207,267	101	210,749	102	2,611

Interest expense	33,249	147	29,485	89	365
Costs of operating leases	45,620	97	47,175	103	584
Life insurance costs	20,639	95	22,226	108	275
Costs of real estate sales	6,175	58	11,076	179	137
Other operating expenses	39,770	110	42,258	106	524
Selling, general and administrative expenses	48,536	93	49,840	103	617
Provision for doubtful receivables and probable loan losses	5,973	48	3,518	59	44
Write-downs of long-lived assets	1,396	—	1,520	109	19
Write-downs of securities	6,271	228	3,689	59	46
Foreign currency transaction gain	(362)	—	(38)	10	—

Operating Income	22,280	103	33,106	149	410

Equity in Net Income of Affiliates	1,866	—	6,263	336	77
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	348	—	(184)	—	(2)

Income before Income Taxes and Discontinued Operations	24,494	209	39,185	160	485

Provision for Income Taxes	9,900	207	15,461	156	191

Income from Continuing Operations	14,594	211	23,724	163	294

Discontinued Operations:
Income from discontinued operations, net	4,225		1,464		18
Provision for income taxes	(1,952)		(596)		(7)

Discontinued operations, net of applicable tax effect	2,273	871	868	38	11

Net Income	16,867	235	24,592	146	305

Net Income (Loss) Attributable to the Noncontrolling Interests	(13)	3	139	—	2

Net Income Attributable to the Redeemable Noncontrolling Interests	430	98	800	186	10

Net Income Attributable to ORIX Corporation	16,450	229	23,653	144	293

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Three Months Ended June 30, 2010 and 2011)

(Unaudited)

		(millions of yen, millions of US$)
	Three Months ended June 30, 2010	Three Months ended June 30, 2011	U.S. dollars Three Months ended June 30, 2011
Net Income :	16,867	24,592	305

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(2,238)	34	—
Net change of defined benefit pension plans	125	166	2
Net change of foreign currency translation adjustments	(14,947)	(7,012)	(87)
Net change of unrealized gains (losses) on derivative instruments	1,137	(735)	(9)
Total other comprehensive income (loss)	(15,923)	(7,547)	(94)

Comprehensive Income (Loss)	944	17,045	211

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(43)	14	—

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(1,065)	(199)	(2)

Comprehensive Income (Loss) Attributable to ORIX Corporation	2,052	17,230	213

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

								(millions of yen, millions of US$)

	Three Months ended June 30, 2010		Three Months ended June 30, 2011		U.S. dollars Three Months ended June 30, 2011		March 31, 2011	June 30, 2011	U.S. dollars June 30, 2011
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets

Corporate Financial Services	23,946	1,713	24,964	3,136	309	39	1,006,107	937,197	11,609
Maintenance Leasing	56,777	6,753	57,779	8,036	716	100	502,738	509,514	6,311
Real Estate	47,941	1,138	50,084	1,121	620	14	1,539,814	1,512,306	18,733
Investment Banking	18,368	3,442	9,032	5,085	112	63	468,231	467,938	5,796
Retail	35,582	8,105	39,797	9,867	493	122	1,653,704	1,652,210	20,466
Overseas Business	43,123	11,435	50,060	14,851	620	184	972,224	961,493	11,910

Segment Total	225,737	32,586	231,716	42,096	2,870	522	6,142,818	6,040,658	74,825

Difference between Segment Total and Consolidated Amounts	3,810	(8,092)	12,139	(2,911)	151	(37)	2,438,764	2,379,483	29,475

Consolidated Amounts	229,547	24,494	243,855	39,185	3,021	485	8,581,582	8,420,141	104,300

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

2. Geographic Information

				(millions of yen, millions of US$)
	Three Months ended June 30, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	185,009	33,526	21,066	(10,054)	229,547
Income before Income Taxes	17,771	4,975	5,973	(4,225)	24,494

	Three Months ended June 30, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	186,275	33,296	26,366	(2,082)	243,855
Income before Income Taxes	24,374	8,326	7,949	(1,464)	39,185

	U.S. dollars Three Months ended June 30, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	2,307	412	328	(26)	3,021
Income before Income Taxes	302	103	98	(18)	485

Note 1:	Results of discontinued operations are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Event

There is no corresponding item.